Exhibit 99.1

Stratasys Releases Second Quarter 2026 Financial Results
•Revenue of $137.6 million, compared to $138.1 million in the prior year period; up 3.7% sequentially from $132.7 million in the first quarter 2026
•Record consumables quarterly revenue of $66.3 million
•Revenue grew 17% in the largest vertical, Aerospace and Defense, compared to the prior year
•GAAP net loss of $16.9 million, or ($0.19) per diluted share, and non-GAAP net income of $2.3 million, or $0.03 per diluted share
•Adjusted EBITDA of $5.3 million, compared to $6.1 million in the prior year period. Adjusted EBITDA would have been $8.2 million excluding the net impact of $2.9 million related to the strong shekel currency
•Cash used in operations of $18.7 million primarily due to atypical non-routine items; Expects operating cash flow to be positive second half 2026
•$212.5 million in cash, equivalents and short-term deposits and no debt at June 30, 2026
•Reaffirms full-year 2026 outlook other than full-year operating cash flow
MINNETONKA, Minn. & REHOVOT, Israel - (BUSINESS WIRE) – August 13, 2026 - Stratasys Ltd. (Nasdaq: SSYS), (“Stratasys” or the “Company”), a leader in polymer 3D printing solutions, today announced its financial results for the second quarter ended June 30, 2026.
“Consumables reached a record level this quarter, driven by manufacturing materials, underscoring the continued strength of our strategy to grow the manufacturing portion of our business,” said Dr. Yoav Zeif, CEO of Stratasys. “Aerospace and defense (A&D) revenue grew 17% year-over-year, reinforcing the increasing level of adoption in our largest and highest-value vertical. We are also excited by our pending acquisition of MarkForged, which will meaningfully enhance our industrial offering through its continuous carbon fiber technology, materials, and software platform. Our pipeline of new A&D orders continues to build as expected, positioning us to achieve sequential growth. With a debt-free balance sheet, we are poised to keep investing in our strategy from a position of financial strength.”
Summary - Second Quarter 2026 Financial Results Compared to Second Quarter 2025:
•Revenue of $137.6 million compared to $138.1 million, an increase of 3.7% sequentially from $132.7 million in the first quarter of 2026.
•GAAP gross margin of 42.3%, compared to 43.1%.
•Non-GAAP gross margin of 47.2%, compared to 47.7%.
•GAAP operating loss of $13.5 million, compared to GAAP operating loss of $16.6 million.
•Non-GAAP operating income of $0.1 million, compared to $1.1 million.

•GAAP net loss of $16.9 million, or ($0.19) per diluted share, compared to net loss of $16.7 million, or ($0.20) per diluted share.
•Non-GAAP net income of $2.3 million, or $0.03 per diluted share, compared to $2.2 million, or $0.03 per diluted share.
•Adjusted EBITDA of $5.3 million, compared to $6.1 million.
•Cash used in operations of $18.7 million, compared to $1.1 million.
Financial Outlook:
Based on the strength of its pipeline of opportunities, the Company is reaffirming its outlook for full year 2026, while modifying its expectations regarding operating cash flow for the year. Due to increased cash usage in the first half of 2026, operating cash flow will not be positive for the full year (as had been stated in the Company’s initial outlook for the year), although operating cash flow is expected to be positive for the second half of the year. This updated outlook is based on current market conditions and assumes that the impacts of global inflationary pressures, relatively high interest rates, tariffs, exchange rates and other supply chain costs do not further impede economic activity. The specific metrics include:
•Full year revenue growing to a range of $565 million to $575 million, improving sequentially through the year.
•Based on current logistics and materials costs, full year non-GAAP gross margins of 46.7% to 47.1%, including approximately $7 million of adverse impact from tariffs and foreign exchange rates relative to 2025.
•Full year non-GAAP operating expenses ranging from $260 million to $262 million, including approximately $10 million of adverse impact from changes in foreign exchange rates.
•Full year non-GAAP operating margins in a range of 0.7% to 1.5%.
•GAAP net loss of $83 million to $67 million, or ($0.95) to ($0.76) per diluted share.
•Non-GAAP net income of $8 million to $12.5 million, or $0.09 to $0.14 per diluted share.
•Adjusted EBITDA of $25 million to $30 million, with Adjusted EBITDA margin of 4.5% to 5.0%.
•Capital expenditures of $20 million to $25 million.
Appropriate reconciliations between historical GAAP and non-GAAP financial measures, as well as between the GAAP and non-GAAP financial measures included in our updated financial outlook for 2026, are provided in the tables at the end of this press release and slide presentation, with itemized detail concerning the non-GAAP financial measures. We have not included, however, guidance for 2026 for GAAP gross margin or GAAP operating expenses, or a reconciliation of our guidance for 2026 for non-GAAP gross margins or non-GAAP operating expenses to the most directly comparable GAAP financial measures (i.e., GAAP gross margin and GAAP operating expenses, respectively), as the information needed to provide that GAAP guidance and that reconciliation is not available to us without unreasonable effort or with reasonable certainty from a quantitative perspective. We expect that the foregoing missing information related to our outlook on a GAAP basis for 2026 is likely to result in significant changes relative to our non-GAAP outlook in respect of the subject financial measures.
Stratasys Ltd. Second Quarter 2026 Webcast and Conference Call Details
The Company plans to webcast its conference call to discuss its second quarter 2026 financial results on Thursday, August 13, 2026, at 8:30 AM ET.
The investor conference call will be available via live webcast on the Stratasys Web site at investors.stratasys.com, or directly at the following web address:
https://event.choruscall.com/mediaframe/webcast.html?webcastid=7X5Fi2A6
To participate by telephone, the U.S. toll-free number is 877-407-0619 and the international dial-in is +1-412-902-1012. Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for six months at investors.stratasys.com, or by accessing the above-provided web address.
Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products, healthcare, fashion and education. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.
To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the Company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.
Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.
Cautionary Statement Regarding Forward-Looking Statements
The statements in this press release regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2026 and beyond, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the extent of our success at introducing new or improved products and solutions that gain market share; the extent of growth of the 3D printing market generally; the global macro-economic environment, including the impact of increased and/or reciprocal import tariffs that have been imposed by the U.S. and other countries, and of higher energy costs due to the U.S.-Iranian conflict; global trends involving inflation, interest rates, economic activity and currency exchange rates, and their impact on the additive manufacturing industry, our company and our customers, in particular; changes in our overall strategy, including as related to any restructuring activities and our capital expenditures; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower margin products or services; the impact of competition and new technologies; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; the extent of our success at successfully consummating and integrating into our existing business acquisitions or investments in new businesses, technologies, products or services; the potential adverse impact of global interruptions and delays involving freight carriers and other third parties on our supply chain and distribution network; global market, political and economic conditions, and in the countries in which we operate in particular; potential adverse effects of Israel’s wars against Iran and its sponsored terrorist organizations Hamas, Hezbollah, and, intermittently, the Houthi terrorist group in Yemen; costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others' intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2025, which we filed with the U.S. Securities and Exchange Commission, or SEC, on March 5, 2026 (the “2025 Annual Report”). Readers are urged to carefully review and consider the various disclosures made throughout our 2025 Annual Report and the Reports of Foreign Private Issuer on Form 6-K that attach Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly periods throughout 2026, which have been or will be furnished to the SEC throughout 2026, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are provided or made (as applicable) as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of Non-GAAP Financial Measures
The non-GAAP data included herein, including, but not limited to, data for non-GAAP gross margins, non-GAAP operating loss, non-GAAP operating margins, non-GAAP net income, and Adjusted EBITDA, which non-GAAP data excludes certain items, as detailed in the reconciliation tables herein (except for such data related to our outlook for 2026 for which we are unable to provide data for the excluded items), are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations. Our management utilizes these non-GAAP measures to enable us to assess our financial results (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains and legal provisions, (ii) excluding non-cash items such as share-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items, (iii) for certain non-GAAP measures, after eliminating the impact of changes attributable to currency exchange rate fluctuations, and (iv) after excluding changes in revenues solely attributable to divestitures of former subsidiary companies. The items eliminated as part of our calculation of our non-GAAP financial measures either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. Our non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a reporting period, which may not provide a comparable view of our performance relative to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results, and between certain items for our outlook for 2026, on a GAAP and non-GAAP basis is provided in the tables below.

Yonah Lloyd
CCO & VP Investor Relations
Yonah.Lloyd@stratasys.com
Source: Stratasys Ltd.

Stratasys Ltd.

Consolidated Balance Sheets
(U.S. $ in thousands, except share data)
(Unaudited)
	June 30, 2026	December 31, 2025
ASSETS
Current assets
Cash and cash equivalents	$92,528	$94,527
Short-term bank deposits	120,000	150,000
Accounts receivable, net of allowance for credit losses of $4,275 and $4,145 as of June 30, 2026 and December 31, 2025, respectively	160,383	160,478
Inventories	143,934	145,238
Prepaid expenses	9,801	5,500
Other current assets	28,833	26,241

Total current assets	555,479	581,984
Non-current assets
Property, plant and equipment, net	190,152	192,566
Goodwill	100,624	101,599
Other intangible assets, net	85,493	95,842
Operating lease right-of-use assets	24,072	25,417
Long-term investments	77,633	63,104
Other non-current assets	15,851	13,252

Total non-current assets	493,825	491,780

Total assets	$1,049,304	$1,073,764

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$46,786	$43,021
Accrued expenses and other current liabilities	25,963	34,284
Accrued compensation and related benefits	30,604	31,304
Deferred revenues - short-term	49,552	47,835
Operating lease liabilities - short-term	6,547	6,597

Total current liabilities	159,452	163,041
Non-current liabilities
Deferred revenues - long-term	17,426	19,062
Deferred income taxes	399	312
Operating lease liabilities - long-term	18,865	19,903
Contingent consideration - long-term	5,360	5,353
Other non-current liabilities	29,212	23,193

Total non-current liabilities	71,262	67,823

Total liabilities	$230,714	$230,864

Contingencies (see note 12)

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousand shares; 87,853 thousand shares and 86,376 thousand shares issued at June 30, 2026 and December 31, 2025, respectively; 87,587 thousand shares and 86,110 thousand shares outstanding at June 30, 2026 and December 31, 2025, respectively	$246	$242
Treasury shares at cost, 266 thousand shares at June 30, 2026 and December 31, 2025	(1,995)	(1,995)
Additional paid-in capital	3,290,084	3,275,344
Accumulated other comprehensive loss	(4,561)	(6,197)
Accumulated deficit	(2,465,184)	(2,424,494)
Total equity	818,590	842,900

Total liabilities and equity	$1,049,304	$1,073,764

Stratasys Ltd.

Consolidated Statements of Operations
(U.S. $ in thousands, except per share data)	Three Months Ended June 30,		Six Months Ended June 30,
(Unaudited)	2026	2025	2026	2025

Revenues
Products	$92,738	$94,791	$181,492	$188,586
Services	44,868	43,295	88,811	85,546
	137,606	138,086	270,303	274,132
Cost of revenues
Products	48,028	48,617	94,582	95,885
Services	31,340	29,975	62,122	58,514
	79,368	78,592	156,704	154,399

Gross profit	58,238	59,494	113,599	119,733

Operating expenses
Research and development, net	19,461	19,921	38,612	38,713
Selling, general and administrative	52,244	56,193	114,986	110,044
	71,705	76,114	153,598	148,757

Operating loss	(13,467)	(16,620)	(39,999)	(29,024)

Financial income, net	3,285	3,286	6,017	4,759

Loss before income taxes	(10,182)	(13,334)	(33,982)	(24,265)

Income tax expenses	6,683	1,041	6,708	1,496

Share in losses of associated companies	—	2,370	—	4,038

Net loss	$(16,865)	$(16,745)	$(40,690)	$(29,799)

Net loss per ordinary share - basic and diluted	$(0.19)	$(0.20)	$(0.47)	$(0.38)

Weighted average ordinary shares outstanding - basic and diluted	87,053	83,485	86,723	77,722

Stratasys Ltd.

	Reconciliation of GAAP to Non-GAAP Results of Operations
		Three Months Ended June 30,
		2026	Non-GAAP	2026	2025	Non-GAAP	2025
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$58,238	$6,677	$64,915	$59,494	$6,323	$65,817
	Operating income (loss) (1,2)	(13,467)	13,600	133	(16,620)	17,736	1,116
	Net income (loss) (1,2,3)	(16,865)	19,131	2,266	(16,745)	18,925	2,180
	Net income (loss) per diluted share (4)	$(0.19)	$0.22	$0.03	$(0.20)	$0.23	$0.03

(1)	Acquired intangible assets amortization expenses		4,521			4,517
	Non-cash share-based compensation expenses		788			746
	Restructuring and other expenses		1,368			1,060
			6,677			6,323

(2)	Acquired intangible assets amortization expenses		1,233			915
	Non-cash share-based compensation expenses		5,428			5,392
	Restructuring and other related costs		603			460
	Contingent consideration		(4,066)			643
	Legal and other expenses		3,725			4,003
			6,923			11,413
			13,600			17,736

(3)	Corresponding tax effect		6,201			182
	Equity method related expenses		—			1,067
	Finance income		(670)			(60)
			$19,131			$18,925

(4)	Weighted average number of ordinary shares outstanding - Diluted	87,053		87,454	83,485		84,024

Stratasys Ltd.

		Six Months Ended June 30,
		2026	Non-GAAP	2026	2025	Non-GAAP	2025
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$113,599	$12,751	$126,350	$119,733	$11,733	$131,466
	Operating income (loss) (1,2)	(39,999)	36,912	(3,087)	(29,024)	33,186	4,162
	Net income (loss) (1,2,3)	(40,690)	41,679	989	(29,799)	34,857	5,058
	Net income (loss) per diluted share (4)	$(0.47)	$0.48	$0.01	$(0.38)	$0.44	$0.06

(1)	Acquired intangible assets amortization expenses		9,043			9,005
	Non-cash share-based compensation expenses		1,449			1,454
	Restructuring and other expenses		2,259			1,274
			12,751			11,733

(2)	Acquired intangible assets amortization expenses		2,388			1,855
	Non-cash share-based compensation expenses		10,052			10,897
	Restructuring and other related costs		1,598			1,592
	Contingent consideration		(3,731)			1,288
	Legal and other expenses		13,854			5,821
			24,161			21,453
			36,912			33,186

(3)	Corresponding tax effect		5,759			266
	Equity method related expenses		—			1,908
	Finance income		(992)			(503)
			$41,679			$34,857

(4)	Weighted average number of ordinary shares outstanding - Diluted	86,723		87,311	77,722		78,321

Stratasys Ltd.

Reconciliation of GAAP net loss to Adjusted EBITDA

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
	U.S. $ in thousands		U.S. $ in thousands
Net loss	$(16,865)	$(16,745)	$(40,690)	$(29,799)
Financial income, net	(3,285)	(3,286)	(6,017)	(4,759)
Income tax expenses	6,683	1,041	6,708	1,496
Share in losses of associated companies	—	2,370	—	4,038
Depreciation expenses	5,318	5,129	11,049	10,463
Amortization expenses	5,762	5,442	11,448	10,879
Non-cash share-based compensation expenses	6,216	6,138	11,501	12,351
Contingent consideration	(4,066)	643	(3,731)	1,288
Legal and other expenses	3,723	3,878	14,084	5,554
Restructuring and other related costs	1,858	1,519	2,969	2,788
Adjusted EBITDA	$5,344	$6,129	$7,321	$14,299

Stratasys Ltd.

Reconciliation of GAAP Net Loss to Non-GAAP Net Income Forward Looking Guidance:
Fiscal Year 2026
(U.S. $ in millions, except per share data)	Low		High

GAAP net loss	$(83)	to	$(67)

Adjustments
Share-based compensation expenses	$24	to	$26
Intangible assets amortization expenses	$23	to	$25
Reorganization and other	$31	to	$37
Tax expenses related to Non-GAAP adjustments	$2	to	$3

Non-GAAP net income	$8	to	$13

GAAP loss per share	$(0.95)	to	$(0.76)

Non-GAAP diluted earnings per share	$0.09	to	$0.14

Reconciliation of GAAP Net Loss to Adjusted EBITDA Forward Looking Guidance:
Fiscal Year 2026
(U.S. $ in millions, except per share data)	Low		High

GAAP net loss	$(83)	to	$(67)

Adjustments
Share-based compensation expenses	$24	to	$26
Intangible assets amortization expenses	$23	to	$25
Reorganization and other	$31	to	$37
Tax expenses related to Non-GAAP adjustments	$2	to	$3
Other non-operating income	$(4)	to	$(4)
Depreciation	$21	to	$21

Adjusted EBITDA	$25	to	$30

Stratasys Ltd.

Reconciliation of GAAP Operating Loss to Non-GAAP Operating Income Forward Looking Guidance:
Fiscal Year 2026
(U.S. $ in millions, except per share data)	Low		High

GAAP operating loss	$(84)	to	$(69)
GAAP operating margins	(15)%	to	(12)%

Adjustments
Share-based compensation expenses	$24	to	$26
Intangible assets amortization expenses	$23	to	$25
Reorganization and other	$31	to	$37

Non-GAAP operating profit	$4	to	$8.5
Non-GAAP operating margins	0.7%	to	1.5%